Exhibit 12.1

Glimcher Realty Trust
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Three Months Ended March 31,		Years ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Available Earnings:
Income (loss) from continuing operations	$1,314	$(5,495)	$(3,666)	$(9,932)	$(458)	$4,405	$17,813
(Earnings) loss from equity investees	(321)	3,474	10,127	6,380	(31)	3,191	709
Plus:
Fixed charges	19,570	17,177	73,173	78,287	89,804	86,653	93,979
Amortization of capitalized interest	565	535	2,139	2,077	1,917	1,570	1,409
Distributed income of equity investees	27	1,312	4,064	7,630	1,925	520	2,860
Less: capitalized interest	(825)	(489)	(2,506)	(5,201)	(10,970)	(5,364)	(6,694)
Available earnings:	$20,330	$16,514	$83,331	$79,241	$82,187	$90,975	$110,076
Fixed Charges:
Interest expense, excluding amortization of deferred financing costs	17,688	15,703	66,772	66,967	72,346	78,595	85,209
Amortization of deferred financing costs	1,057	985	3,895	6,119	6,488	2,694	2,076
Interest capitalized	825	489	2,506	5,201	10,970	5,364	6,694
Fixed charges:	$19,570	$17,177	$73,173	$78,287	$89,804	$86,653	$93,979

Ratio of earnings to fixed charges:	1.04	0.96	1.14	1.01	0.92	1.05	1.17